European Commission Decision on Methacrylates

ICI has been informed by the European Commission (“the Commission”) that it has decided to fine the Company €91.4m (£63m) following an investigation into alleged cartel activity in the European methacrylates market during a period from 1997 to 2002. ICI co-operated fully with the Commission throughout the investigation. The fine relates to ICI’s period of ownership of ICI Acrylics, which ended in 1999 when the business was sold. ICI will make a provision for this fine in its Q2 2006 Income Statement as a special item.

The Commission’s decision relates to five companies, which manufactured and sold acrylic products in the European Economic Area.

Once ICI receives the full decision it will review the Commission’s findings in detail and will consider whether to file an appeal at the European Court of First Instance. ICI expects to receive the full decision within the next few weeks. ICI will have two months in which to submit any appeal.

31 May 2006